Rule 424(b)(3)
333-139481

Addendum to Prospectus Supplement Dated January 1, 2007

Dated: April 30, 2008

STATE OF ISRAEL
SAVING BONDS (SECOND SERIES)
____________________

Effective as of May 1, 2008, the maximum amount of 5-Year Mazel Tov Savings Bonds and 10-Year Mazel Tov Savings Bonds that may be purchased by any person on any purchase date in the name of any one holder is $2,500.